The Gabelli Dividend Growth Fund

One Corporate Center

Rye, New York 10580-1422

April 24, 2012

VIA EDGAR:

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Laura Hatch

Re:	The Gabelli Dividend Growth Fund

(File Nos. 333-80099 and 811-09377), Post-Effective

Amendment No. 18 on Form N-1A (the “Amendment”)

Dear Ms. Hatch:

In accordance with Rule 461 and paragraph (a)(3) of Rule 485 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), The Gabelli Dividend Growth Fund (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Amendment No. 18 so that it may become effective on April 27, 2012, or as soon as practicable thereafter.

In connection with this request, the Fund acknowledges that: (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare Amendment No. 18 effective, it does not foreclose the Commission from taking any action with respect to Amendment No. 18; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Amendment. No. 18 effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in Amendment No.s 18 and 19 (the latter amendment is scheduled for filing on April 27, 2012 pursuant to paragraphs (b) and (d)(2) of Rule 485 under the Securities Act); and (iii) the Fund may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

THE GABELLI DIVIDEND GROWTH FUND

By:	/s/ Bruce N. Alpert
Bruce N. Alpert
President